UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. 2)


                           CREATIVE HOST SERVICES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   22527P 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            JOHN STEWART JACKSON, IV
                            c/o Jackson Burglar Alarm
                               100 E. 20th Avenue
                           Denver, Colorado 80205-3102
                                 (303) 292-1234
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                     Various
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 22527P 10 2                                                Page 2 of 5


1   NAME OF REPORTING PERSON
    S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JOHN STEWART JACKSON, IV
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*           PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES CITIZEN
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
                                           2,785,548
          Number of           --------------------------------------------------
           Shares             8   SHARED VOTING POWER
        Beneficially                       18,350
          Owned by            --------------------------------------------------
            Each              9   SOLE DISPOSITIVE POWER
          Reporting                        2,785,548
           Person             --------------------------------------------------
            with              10  SHARED DISPOSITIVE POWER
                                           18,350
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,803,898
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /__/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         37.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 22527P 10 2                                                Page 3 of 5


Item 1. Security and Issuer

     This Statement relates to the Common Stock, no par value (the "Common Stock"), of Creative Host Services Inc., a California corporation ("Creative
Host). Creative Host's address is 6335 Ferris Square, Suites G-H, San Diego, California 92126.

Item 2. Identity and Background

(a) The name of the person filing this statement on Schedule 13D is John Stewart Jackson, IV.

(b)  The business address of John Stewart Jackson, IV is as follows:

     John Stewart Jackson, IV
     C/O Jackson Burglar Alarm
     100 East 20th Avenue
     Denver, Colorado 80205-3102

(c) John Stewart Jackson, IV is the President/CEO of Jackson Burglar Alarm located at 100 East 20th Avenue, Denver, Colorado 80205-3102. Jackson Burglar Alarm is involved with the provision of consulting and other services to the fire and burglar alarm industry.

(d)(e) During the last five years, John Stewart Jackson, IV has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  John Stewart Jackson, IV is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     Mr. Jackson purchased the shares of Common Stock beneficially owned by him with both personal funds and funds borrowed on margin from his securities brokerage account with Kirkpatrick Pettis. Such margin account borrowings have be extinguished.

                                  SCHEDULE 13D
CUSIP No. 22527P 10 2                                                Page 4 of 5


Item 4. Purpose of Transaction

     This filing updates and corrects Mr. Jackson's holdings in the Common Stock of Creative Host and the circumstances under which Mr. Jackson acquired the Common Stock. It should be noted that the circumstances under which the Common Stock was acquired was subject of an arbitration between Mr. Jackson and Kirkpatrick Pettis which has been resolved. Mr. Jackson currently holds the shares of Common Stock for investment purposes, and depending upon market conditions and other factors that he may deem material, Mr. Jackson may dispose of all or a portion of the Common Stock or related securities that he now beneficially owns or may hereafter acquire in the open market or privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

(a) John Stewart Jackson, IV beneficially owns an aggregate of 2,803,898 shares of Common Stock of Creative Host, constituting aggregate beneficial ownership of 37.4% of the outstanding shares of Common Stock. Of this amount (i) 2,614,513 shares are owned by Mr. Jackson, (ii) 10,000 shares are beneficially owned through his spouse, (iii) 18,435 shares are beneficially owned through a family foundation, (iv) 970 shares are beneficially owned by Mr. Jackson through four separate trusts for his minor children pursuant to the Uniform Minors Trust Act, (v) 400 shares are beneficially owned by Gregory Development, Inc., a real estate holding company which is controlled by Mr. Jackson, (vi) 18,350 shares are owned jointly with three daughters, and (vii) 70,501 shares and 70,729 shares are beneficially owned through two separate warrants with exercise prices of $13.20 and $8.32 per share, respectively, which were issued as a dividend by Creative Host to the foregoing persons and entities.

(b) John Stewart Jackson, IV has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Creative Common Stock beneficially owned by him as is listed by his name above.

(c) Attached as Exhibit A is a record of the transactions which have been effected by John Stewart Jackson, IV and/or by Kirkpatrick Pettis through Mr. Jackson's account. The transactions disclosed in Exhibit A supercede all previous disclosure by Mr. Jackson on Schedule 13D.

(d) Except for 25,231 shares of the Common Stock which are jointly owned by Mr. Jackson and two of his daughters, no person other than the John Stewart Jackson, IV is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock listed on Exhibit A.

(e)  Not applicable

                                  SCHEDULE 13D
CUSIP No. 22527P 10 2                                                Page 5 of 5


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     John Stewart Jackson, IV is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of Creative Host involving the transfer or voting of any of the Common stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, none of the shares of Common Stock beneficially owned by John Stewart Jackson, IV have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

     Not Applicable.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth statement is true, complete and correct.


Dated: September 24, 2001

                                               Signature:



                                               /s/ John Stewart Jackson, IV
                                               ---------------------------------
                                               John Stewart Jackson, IV

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                                     SCHEDULE 13D
CUSIP No. 22527P 10 2
                                       EXHIBIT A


Date of      Number of        Price per      How the Transaction         Security Acquired
Transaction  Shares/Warrants  Share/Warrant  was Effected
-----------  ---------------  -------------  ------------                -----------------
11/22/99     6,000            $1.375         Open market purchase        Common Stock
11/22/99     164,000          $1.141         Open market purchase        Common Stock
11/23/00     70,000           $1.290         Open market sale            Common Stock
11/23/99     108,250          $2.188         Open market purchase        Common Stock
11/24/99     41,750           $3.063         Open market purchase        Common Stock
11/24/99     100,000          $3.172         Open market purchase        Common Stock
11/25/99     5,014            $1.000         Open market purchase        Common Stock
11/25/99     105,000          $1.000         Private Placement Purchase  Common Stock
11/26/99     39,400           $3.313         Open market purchase        Common Stock
11/29/99     20,000           $3.690         Open market purchase        Common Stock
11/29/99     20,000           $3.580         Open market purchase        Common Stock
11/29/99     20,600           $3.690         Open market purchase        Common Stock
12/1/99      65,800           $3.828         Open market purchase        Common Stock
12/2/99      36,600           $3.953         Open market purchase        Common Stock
12/3/99      20,000           $3.938         Open market purchase        Common Stock
12/3/99      27,600           $4.063         Open market purchase        Common Stock
12/13/99     25,000           $4.500         Open market purchase        Common Stock
12/14/99     24,000           $4.984         Open market purchase        Common Stock
12/14/99     25,000           $4.810         Open market purchase        Common Stock
12/16/99     4,600            $5.625         Open market purchase        Common Stock
12/17/99     21,400           $5.390         Open market purchase        Common Stock
12/29/99     7,750            $5.780         Open market purchase        Common Stock
12/29/99     10,000           $5.780         Open market purchase        Common Stock
12/30/99     10,000           $6.078         Open market purchase        Common Stock
12/31/99     9,300            $6.250         Open market purchase        Common Stock
1/5/00       48,000           $6.297         Open market purchase        Common Stock
1/6/00       17,000           $6.531         Open market purchase        Common Stock
1/10/00      17,950           $6.420         Open market purchase        Common Stock
1/14/00      10,000           $6.078         Open market purchase        Common Stock
1/19/00      10,000           $6.078         Open market purchase        Common Stock
1/19/00      10,000           $6.078         Open market purchase        Common Stock
1/27/00      5,000            $7.430         Open market purchase        Common Stock
1/27/00      30,000           $7.380         Open market purchase        Common Stock
2/11/00      500              $8.150         Open market sale            Common Stock
2/24/00      50,000           $9.556         Open market purchase        Common Stock
2/24/00      80,000           $8.634         Open market purchase        Common Stock
2/25/00      35,000           $10.744        Open market purchase        Common Stock
2/28/00      10,000           $10.525        Open market purchase        Common Stock
2/28/00      25,000           $10.625        Open market purchase        Common Stock
3/14/00      570,610          $2.922         Conversion of bonds         Common Stock
3/16/00      40,000           $12.450        Open market purchase        Common Stock
3/17/00      60,000           $13.175        Open market purchase        Common Stock
3/24/00      57,000           $13.013        Open market purchase        Common Stock


                                     SCHEDULE 13D
CUSIP No. 22527P 10 2
                                       EXHIBIT A


Date of      Number of        Price per      How the Transaction         Security Acquired
Transaction  Shares/Warrants  Share/Warrant  was Effected
-----------  ---------------  -------------  ------------                -----------------
3/27/00      20,000           $12.825        Open market purchase        Common Stock
3/27/00      23,000           $12.875        Open market purchase        Common Stock
4/5/00       5,000            $13.000        Open market purchase        Common Stock
4/5/00       15,000           $11.563        Open market purchase        Common Stock
4/6/00       25,000           $12.750        Open market purchase        Common Stock
4/6/00       18,000           $12.800        Open market purchase        Common Stock
4/6/00       27,000           $13.650        Open market purchase        Common Stock
4/7/00       10,000           $11.563        Open market purchase        Common Stock
4/18/00      45,000           $11.450        Open market purchase        Common Stock
4/19/00      25,000           $13.800        Open market purchase        Common Stock
4/20/00      10,000           $14.725        Open market purchase        Common Stock
4/24/00      15,000           $14.788        Open market purchase        Common Stock
4/25/00      5,000            $15.388        Open market purchase        Common Stock
5/3/00       20,000           $17.000        Open market purchase        Common Stock
5/15/00      2,900            $22.250        Open market purchase        Common Stock
5/15/00      10,000           $22.000        Open market purchase        Common Stock
5/15/00      20,000           $21.388        Open market purchase        Common Stock
5/15/00      25,000           $21.500        Open market purchase        Common Stock
5/15/00      35,000           $21.388        Open market purchase        Common Stock
5/16/00      1,500            $24.875        Open market purchase        Common Stock
5/16/00      2,500            $26.250        Open market purchase        Common Stock
5/16/00      6,000            $24.000        Open market purchase        Common Stock
5/16/00      7,100            $22.563        Open market purchase        Common Stock
5/16/00      10,000           $23.000        Open market purchase        Common Stock
5/16/00      80,000           $22.175        Open market purchase        Common Stock
5/22/00      180              $25.94         Open market purchase        Common Stock
5/22/00      60               $25.938        Open market purchase        Common Stock
5/22/00      200              $25.938        Open market purchase        Common Stock
5/22/00      600              $25.750        Open market purchase        Common Stock
5/22/00      210              $25.875        Open market purchase        Common Stock
5/22/00      200              $25.750        Open market purchase        Common Stock
5/22/00      100              $25.938        Open market purchase        Common Stock
5/24/00      65,500           $24.438        Open market purchase        Common Stock
5/24/00      20,000           $20.375        Open market purchase        Common Stock
5/24/00      400              $19.225        Open market purchase        Common Stock
5/25/00      45,200           $25.688        Open market purchase        Common Stock
5/26/00      10,000           $27.375        Open market purchase        Common Stock
5/26/00      23,200           $27.375        Open market purchase        Common Stock
5/26/00      25,000           $27.375        Open market purchase        Common Stock
5/30/00      8,260            $27.625        Open market purchase        Common Stock
5/31/00      500              $27.938        Open market purchase        Common Stock
5/31/00      500              $27.000        Open market purchase        Common Stock
5/31/00      1,500            $27.250        Open market purchase        Common Stock
5/31/00      2,840            $27.000        Open market purchase        Common Stock
5/31/00      19,500           $28.000        Open market purchase        Common Stock
6/1/00       1,000            $22.000        Open market purchase        Common Stock
6/1/00       1,000            $22.875        Open market purchase        Common Stock
6/1/00       900              $22.875        Open market purchase        Common Stock
6/1/00       300              $22.500        Open market purchase        Common Stock
6/1/00       100              $22.000        Open market purchase        Common Stock
6/5/00       1,000            $25.125        Open market purchase        Common Stock
6/6/00       20               $22.875        Open market purchase        Common Stock
6/6/00       2,000            $25.500        Open market purchase        Common Stock
6/8/00       200              $22.250        Open market purchase        Common Stock
6/8/00       200              $23.938        Open market purchase        Common Stock
6/8/00       700              $23.250        Open market purchase        Common Stock
6/8/00       800              $23.000        Open market purchase        Common Stock
6/8/00       1,000            $23.438        Open market purchase        Common Stock
6/8/00       1,000            $23.500        Open market purchase        Common Stock
6/8/00       4,000            $22.500        Open market purchase        Common Stock
6/8/00       4,500            $24.875        Open market purchase        Common Stock
6/8/00       5,700            $24.000        Open market purchase        Common Stock
6/8/00       8,200            $24.000        Open market purchase        Common Stock
6/8/00       12,500           $25.687        Open market purchase        Common Stock
6/8/00       800              $24.250        Open market sale            Common Stock
6/8/00       100              $24.188        Open market sale            Common Stock
6/8/00       600              $24.000        Open market sale            Common Stock
6/8/00       700              $23.750        Open market sale            Common Stock
6/8/00       1,400            $24.125        Open market sale            Common Stock


                                     SCHEDULE 13D
CUSIP No. 22527P 10 2
                                       EXHIBIT A


Date of      Number of        Price per      How the Transaction         Security Acquired
Transaction  Shares/Warrants  Share/Warrant  was Effected
-----------  ---------------  -------------  ------------                -----------------
6/8/00       1,100            $24.125        Open market sale            Common Stock
6/8/00       2,000            $24.375        Open market sale            Common Stock
6/8/00       2,500            $25.000        Open market sale            Common Stock
6/8/00       5,500            $24.500        Open market sale            Common Stock
6/8/00       2,300            $23.875        Open market purchase        Common Stock
6/8/00       500              $23.875        Open market purchase        Common Stock
6/8/00       200              $23.875        Open market purchase        Common Stock
6/9/00       500              $26.250        Open market purchase        Common Stock
6/9/00       900              $25.875        Open market purchase        Common Stock
6/9/00       13,000           $27.750        Open market purchase        Common Stock
6/9/00       17,000           $24.875        Open market purchase        Common Stock
6/9/00       18,600           $27.000        Open market purchase        Common Stock
6/9/00       23,800           $27.250        Open market purchase        Common Stock
6/12/00      8,900            $26.000        Open market purchase        Common Stock
6/12/00      21,400           $25.625        Open market purchase        Common Stock
6/13/00      100              $26.188        Open market purchase        Common Stock
6/13/00      400              $26.125        Open market purchase        Common Stock
6/13/00      5,000            $25.750        Open market purchase        Common Stock
6/13/00      10,000           $25.250        Open market purchase        Common Stock
6/13/00      13,100           $26.250        Open market purchase        Common Stock
6/13/00      27,400           $25.875        Open market purchase        Common Stock
6/14/00      3,300            $27.250        Open market purchase        Common Stock
6/14/00      3,800            $26.500        Open market purchase        Common Stock
6/14/00      6,300            $27.750        Open market purchase        Common Stock
6/14/00      39,500           $27.000        Open market purchase        Common Stock
6/15/00      100              $27.750        Open market purchase        Common Stock
6/15/00      100              $27.875        Open market purchase        Common Stock
6/15/00      500              $27.750        Open market purchase        Common Stock
6/15/00      2,000            $28.000        Open market purchase        Common Stock
6/15/00      3,000            $27.500        Open market purchase        Common Stock
6/15/00      3,900            $27.750        Open market purchase        Common Stock
6/15/00      4,000            $27.250        Open market purchase        Common Stock
6/15/00      5,000            $27.938        Open market purchase        Common Stock
6/15/00      6,500            $27.750        Open market purchase        Common Stock
6/15/00      6,500            $27.974        Open market purchase        Common Stock
6/15/00      18,000           $28.000        Open market purchase        Common Stock
6/22/00      500              $20.750        Open market purchase        Common Stock
6/22/00      200              $20.750        Open market purchase        Common Stock
6/23/00      41,300           $ 28.125       Open market purchase        Common Stock
6/23/00      6,900            $ 18.875       Open market sale            Common Stock
6/27/00      110,283          $ 2.321        Exercised Stock Warrants    Common Stock
6/27/00      500              $16.000        Open market sale            Common Stock
6/27/00      400              $15.875        Open market sale            Common Stock
6/28/00      5,000            $13.063        Open market sale            Common Stock
7/3/00       70,501           $13.20         Stock Warrant               Common Stock
7/3/00       700              $11.000        Open market sale            Common Stock
7/3/00       100              $11.188        Open market sale            Common Stock
7/3/00       4,700            $12.250        Open market sale            Common Stock
7/3/00       500              $12.375        Open market sale            Common Stock
7/5/00       600              $11.000        Open market sale            Common Stock
7/5/00       300              $11.250        Open market sale            Common Stock
7/5/00       100              $11.000        Open market sale            Common Stock
7/5/00       1,200            $11.250        Open market sale            Common Stock
7/5/00       400              $11.000        Open market sale            Common Stock
7/14/00      500              $9.00          Open market sale            Common Stock
10/2/00      70,729           $8.32          Stock Warrant Dividend      Common Stock
10/23/00     11,000           $7.456         Open market sale            Common Stock
10/24/00     9,275            $7.360         Open market sale            Common Stock
10/26/00     700              $6.875         Open market sale            Common Stock
10/26/00     1,450            $6.750         Open market sale            Common Stock
10/26/00     2,000            $7.250         Open market sale            Common Stock
10/26/00     1,000            $7.000         Open market sale            Common Stock
10/26/00     900              $7.125         Open market sale            Common Stock
10/26/00     175              $6.875         Open market sale            Common Stock
10/26/00     4,000            $7.125         Open market sale            Common Stock
10/27/00     400              $6.688         Open market sale            Common Stock
10/27/00     400              $6.688         Open market sale            Common Stock


                                     SCHEDULE 13D
CUSIP No. 22527P 10 2
                                       EXHIBIT A


Date of      Number of        Price per      How the Transaction         Security Acquired
Transaction  Shares/Warrants  Share/Warrant  was Effected
-----------  ---------------  -------------  ------------                -----------------
10/27/00     2,500            $6.813         Open market sale            Common Stock
10/30/00     6,500            $6.840         Open market sale            Common Stock
10/31/00     5,000            $6.813         Open market sale            Common Stock
11/1/00      4,000            $6.938         Open market sale            Common Stock
11/2/00      5,000            $6.094         Open market sale            Common Stock
11/3/00      10,000           $5.300         Open market sale            Common Stock
11/6/00      30               $5.375         Open market sale            Common Stock
11/6/00      85               $5.375         Open market sale            Common Stock
11/6/00      2,500            $5.422         Open market sale            Common Stock
11/6/00      45               $5.375         Open market sale            Common Stock
11/7/00      35               $5.250         Open market sale            Common Stock
11/7/00      65               $5.250         Open market sale            Common Stock
11/7/00      10,000           $5.030         Open market sale            Common Stock
11/7/00      250              $5.250         Open market sale            Common Stock
11/8/00      6,500            $4.760         Open market sale            Common Stock
11/9/00      94,000           $4.000         Open market sale            Common Stock
11/10/00     455              $5.00          Open market sale            Common Stock
11/10/00     670              $5.000         Open market sale            Common Stock
11/10/00     2,225            $4.750         Open market sale            Common Stock
11/24/00     115              $4.844         Open market sale            Common Stock
11/24/00     690              $4.750         Open market sale            Common Stock
11/24/00     155              $4.844         Open market sale            Common Stock
11/28/00     2,500            $4.490         Open market sale            Common Stock
11/29/00     167,500          $3.125         Open market sale            Common Stock
12/6/00      45               $4.875         Open market sale            Common Stock
12/6/00      195              $4.875         Open market sale            Common Stock
12/6/00      60               $4.875         Open market Sale            Common Stock
12/13/00     135              $3.750         Open market Sale            Common Stock
12/13/00     440              $3.750         Open market sale            Common Stock
12/14/00     120              $3.719         Open market sale            Common Stock
12/14/00     180              $3.719         Open market Sale            Common Stock
12/14/00     640              $3.719         Open market sale            Common Stock
12/15/00     110              $3.750         Open market sale            Common Stock
12/15/00     150              $3.750         Open market Sale            Common Stock
12/15/00     430              $3.875         Open market sale            Common Stock
12/18/01     50               $3.938         Open market sale            Common Stock
12/18/00     70               $3.938         Open market sale            Common Stock
12/18/00     225              $3.938         Open market sale            Common Stock
12/19/01     60               $3.375         Open market sale            Common Stock
12/19/00     85               $3.375         Open market sale            Common Stock
12/19/00     260              $3.375         Open market sale            Common Stock
12/26/00     65               $2.375         Open market sale            Common Stock
12/26/00     185              $2.375         Open market sale            Common Stock
12/27/01     20               $2.125         Open market sale            Common Stock
12/27/00     165              $2.125         Open market sale            Common Stock
12/27/00     1,300            $2.125         Open market sale            Common Stock
12/28/00     1,130            $2.250         Open market sale            Common Stock
12/31/01     95               $3.750         Open market sale            Common Stock
1/11/01      4,000            $2.875         Open market sale            Common Stock
1/11/01      375              $2.500         Open market sale            Common Stock
3/5/01       1,696            $1.813         Open market sale            Common Stock
3/5/01       1,000            1.938          Open market sale            Common Stock
3/5/01       803              2.125          Open market sale            Common Stock
3/5/01       500              2.250          Open market sale            Common Stock
3/21/01      2,500            1.875          Open market sale            Common Stock
3/23/01      400              1.313          Open market sale            Common Stock
3/27/01      2,500            1.313          Open market sale            Common Stock
4/2/01       700              1.375          Open market sale            Common Stock
TOTAL        2,803,898
